Exhibit 99.69

CONSENT OF SGS CANADA LTD.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Avalon Rare Metals Inc. with the United States Securities and Exchange Commission in connection with 1) the management discussion and analysis of financial statements for the year ended August 31, 2010 which included reference to the undersigned in connection with mettalurgical testwork at the Thor Lake property and 2) the amended annual information form of the Corporation dated November 22, 2010, which includes reference to the undersigned in connection with mettalurgical research at the Separation Rapids Project.

SGS Canada Ltd.

By:	/s/ Thakar Singh
By: Thakar Singh
Title: SVP Minerals

Date: December 9, 2010